                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 8-A/A
                                 Amendment No. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                HUNT CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Pennsylvania                              21-0481254
       -----------------------             ------------------------------------
       (State of incorporation             (IRS employer identification number)
          or organization)


             One Commerce Square
             2005 Market Street
             Philadelphia, PA                              19103-7085
    ----------------------------------------               ----------
    (Address of principal executive offices)               (Zip code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box.[ ]

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(b) of the Act:

             Common Shares, $.10 par value $.10 per share (already registered) Rights to Purchase Series A Junior Participating Preferred Stock (already registered)
             -----------------------------------------------------------------
                                         (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

Item 1.           Description of Registrant's Securities to be Registered.

                  The Common Shares and attached Rights to Purchase Series A Junior Participating Preferred Stock, as described below, of Hunt Corporation currently are registered under Section 12(b) of the Securities Exchange Act of 1934 and are listed on the New York Stock Exchange. Although there have not been any recent material changes in the rights of holders of such Common Shares and attached Rights, this Form 8-A/A is being filed for the purpose of setting forth a consolidated, updated summary description of such Common Shares and attached Rights.

                          DESCRIPTION OF COMMON SHARES

                  The following is only a brief summary of certain material terms of Hunt Corporation's Common Shares and attached Rights, as well as of certain related provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PaBCL"). For detailed information concerning these matters, please refer to our Restated Articles of Incorporation ("Articles"), By-laws and 1990 Rights Agreement, all as amended, and to the applicable provisions of the PaBCL.

                  The authorized capital stock which we currently are authorized by our Articles to issue consists of 40,000,000 Common Shares, par value $.10 per share ("Common Shares"), and 1,000,000 Preferred Shares, par value $.10 per share ("Preferred Shares").

                  The holders of Common Shares are entitled to one vote per share for each share held of record by them on all matters submitted to a vote of shareholders. In the election of directors there is cumulative voting, which means that a holder of Common Shares may multiply the number of votes that such shareholder is entitled to cast by the total number of directors to be elected at a meeting of shareholders and may cast the whole number of such votes for one candidate or may distribute them among some or all of the candidates. Subject to possible superior rights of any series of Preferred Shares that may be issued, holders of Common Shares are entitled to receive such dividends per share as may be declared by our Board of Directors on the Common Shares, and in the event of a liquidation or dissolution of Hunt Corporation, are entitled to share pro-rata in all our remaining assets and funds after our liabilities have been satisfied or provided for. Holders of Common Shares have no preemptive rights to purchase Common Shares or other securities which may be issued by us and no right to convert their Common Shares into any other securities. Further, Common Shares are not subject to future calls for payments or assessments by us and are not redeemable either by holders or by us.

                  By resolution of our Board of Directors and without any further vote or action by the shareholders, we may issue up to the number of Preferred Shares authorized by our Articles in one or more classes or series and may fix the designations, preferences, restrictions and special or relative rights of the shares of each such class or series. This ability to issue Preferred Shares, while providing us flexibility in connection with possible acquisitions and for other corporate purposes, could adversely affect the voting power of holders of Common Shares and could have the effect of making it more difficult for a person or group to acquire, or of discouraging a person or group from seeking to acquire, control of the Company.

                  For example, on August 8, 1990, we adopted a Rights Agreement (commonly known as a "poison pill") and declared a dividend of one right (a "Right") for each outstanding Common Share held of record as of the close of business on August 22, 1990. The Rights initially are deemed to be attached to the Common Shares then outstanding (and, generally, to Common Shares subsequently issued) and detach and become exercisable only if, with certain exceptions, a person or group attempts to obtain beneficial ownership of 15% or more of the outstanding Common Shares or is determined to be an "adverse person" by our Board of Directors. Each Right, if and when it becomes exercisable, initially will entitle holders of Common Shares, with some exceptions, to purchase one one-thousandth of a Series A Junior Participating Preferred Share of Hunt Corporation for $60, subject to adjustment. (An aggregate of 50,000 such Series A Junior Participating Preferred Shares have been authorized by our Board for possible issuance upon exercise of such Rights.) The Rights will convert into rights to purchase Common Shares or other securities or property of Hunt Corporation or of an acquiring company at a favorable price in certain other potential or actual takeover situations. This Rights Agreement could deter a hostile takeover of Hunt Corporation by, among other things, making such a takeover more expensive. The Rights are redeemable by us at $.01 per Right in certain circumstances and expire, unless earlier exercised or redeemed, on December 31, 2000.

                    In addition to the August 8, 1990 Rights Agreement discussed above, certain provisions of our Articles and By-laws and of the PaBCL could have the effect of making it more difficult for a person or group to acquire, or of discouraging a person or group from seeking to acquire, control of Hunt Corporation. Included among these are the following:

                  Our Articles and By-laws provide for a classified Board of Directors consisting of three classes of directors as nearly equal in size as the then authorized number of directors constituting our Board of Directors permits. At each annual meeting of shareholders, the class of directors to be elected at such meeting is elected for a three-year term, and the directors in the other two classes continue in office. Each class of directors holds office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected. As a result, approximately one-third of our Board of Directors is elected each year. Our Articles further provide, with certain exceptions, that: (i) directors may be removed, with or without cause, only upon the affirmative vote of at least 70% of all securities of Hunt Corporation entitled to vote in the election of directors, and (ii) no director may be removed unless the entire class of which the director is a member is removed in any case where the votes cast against such director's removal represent a number of shares sufficient, if cumulatively voted at an annual election of directors, to elect one or more directors to the class of which such director is a member. Our classified Board and the limitations on shareholders' rights to remove directors could make it more difficult for a potential acquirer to gain control of our Board.

                  Our By-laws also essentially limit the personal liability of our directors for monetary damages for any act or omission as a director to the fullest extent permitted under the terms of the Pennsylvania Directors' Liability Act, as it may be amended, or under any applicable Pennsylvania statute thereafter enacted. This provision may prevent us and our shareholders (through shareholder derivative suits on behalf of Hunt Corporation) from recovering monetary damages against our directors for breaches of or failures to perform their duties as directors, including breaches or failures in an anti-takeover context and/or resulting from grossly negligent conduct. This provision does not, however, exonerate directors from liability: (i) under any criminal statute, (ii) for the payment of taxes under federal, state or local law, or (iii) for self-dealing, willful misconduct or recklessness. Our By-laws further provide for indemnification by us of our officers and directors against liabilities to the fullest extent permitted by applicable law.

                    Our Articles prohibit us, with certain exceptions, from entering into certain types of transacations (including a dissolution of the company; or a merger with, or a sale of all substantially all of our assets or any of our voting securities to, a person, entity or group beneficially owning 5% or more of our outstanding voting securities (a "Related Person")) unless approved by the affirmative vote of the holders of at least 70% of our voting securities or by a majority of our directors in office who were elected at our 1982 Annual Meeting and other directors in office who were duly elected prior to the time the person, entity or group became a Related Person.

                    Subchapter E - Control Transactions - of the PaBCL (15 Pa. C.S. ss.ss. 2541-2548) essentially provides that, subject to certain exceptions, if a person, entity or group (a "controlling person or group") acquires voting power over our voting shares that would entitle the controlling person or group to cast at least 20% of the votes that all our shareholders would be entitled to cast in an election of directors (a "control transaction"), then: (i) prompt notice of such control transaction must be given to the other holders of our voting shares; and (ii) any such holders who object to the control transaction and comply with specified procedures may demand that the controlling person or group purchase such objecting holders' voting shares for "fair value".

                    Subchapter F - Business Combinations - of the PaBCL (15 Pa. C.S. ss.ss. 2551-2556) essentially prohibits us from engaging in any merger or other business combination with an "interested shareholder" unless: (i) the business combination or the acquisition of shares in which a shareholder becomes an interested shareholder is approved by our Board of Directors before the shareholder becomes an interested shareholder, (ii) the interested shareholder beneficially owns at least 80% of our outstanding voting shares and the business combination satisfies certain "fair price" criteria and is approved by the holders of a majority of our remaining shares, or (iii) the holders of a majority of our voting shares (excluding those held by the interested shareholder unless the fair price criteria are satisfied) approves the business combination at a meeting held no earlier than five years after the interested shareholder's acquisition date. An "interested shareholder" is any beneficial owner of 20% or more of our voting shares, (or of those of an affiliated corporation) who was at any time within the five-year period prior to the date in question a beneficial owner of 20% or more of our voting shares.

                    We have exercised our right to elect not to be subject to certain anti-takeover provisions of the PaBCL, including: (i) Subchapter G, the "control share" provision, which limits the voting power of a shareholder owning 20% or more of a corporation's voting stock, and (ii) Subchapter H, the "disgorgement" provision, which permits a corporation to recover profits resulting from the sale of shares in certain situations, including those in which a person or group attempts to acquire at least 20% of the corporation's voting shares.

                    In addition, our Articles and the PaBCL expressly permit our directors to consider the interests of constituencies other than our shareholders, such as employees, suppliers, customers and the community, and other factors in determining whether to approve corporate transactions such as a takeover of the company and otherwise in discharging their duties as directors.

Item 2.             Exhibits.

                    1. Restated Articles of Incorporation, as amended (composite) (incorp. by ref. to Ex. 3(a) to Registrant's fiscal 1997 Form 10-K) (reference also is made to Exhibit 3 below for the Designation of Powers, Preferences, Rights and Qualifications of Preferred Stock).

                    2. By-laws, as amended (incorp. by ref. to Ex. 3(b) to Registrant's Form 10-Q for the quarter ended May 28, 1995).

                    3. (1) Rights Agreement dated as of August 8, 1990 (including as Exhibit A thereto the Designation of Powers, Preferences, Rights and Qualifications of Preferred Stock), between Registrant and Mellon Bank (East), N.A., as original Rights Agent (incorp. by ref. to Ex. 4.1 to the Registrant's August 1990 Form 8-K); and (2) Assignment and Assumption Agreement dated December 2, 1991, with American Stock Transfer and Trust Company, as successor Rights Agent (incorp. by ref. to Ex. 4(d) to the Registrant's fiscal 1991 Form 10-K).




                                    SIGNATURE


                    Pursuant to the requirements of Section 12 of the Securites Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            HUNT CORPORATION

Date:  July 30, 1999                        By /s/ William E. Chandler
                                               -------------------------------
                                                William E. Chandler
                                                Senior Vice President, Finance